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                               EXHIBIT 99.1

                DAKOTA COOPERATIVE TELECOMMUNICATIONS, INC.

                            POST OFFICE BOX 66
                            29705 453RD AVENUE
                      IRENE, SOUTH DAKOTA 57037-0066

Dear Member:

     It is with great pleasure that I invite you to attend a special meeting of the Members of Dakota Cooperative Telecommunications, Inc. (the "Cooperative") to be held at [LOCATION], [STREET ADDRESS], [CITY], South Dakota, on ___________, 1997 at 10:00 a.m.

     At the special meeting, you will be asked to consider and vote upon a proposal to adopt an amendment to the Cooperative's articles of incorporation to convert the Cooperative into a South Dakota business corporation (the "Conversion") which would be named Dakota Telecommunications Group, Inc. ("DTG"). If the proposed Conversion is adopted by the Members of the Cooperative and is consummated, (i) each share of common stock of the Cooperative outstanding immediately prior to the effective time of the Conversion would automatically become the right to receive one share of DTG common stock, (ii) each share of preferred stock of the Cooperative outstanding immediately prior to the effective time of the Conversion would automatically become the right to receive
80.8216445 shares of DTG common stock and (iii) each dollar credited on the books of the Cooperative to the capital account of each current and former Member immediately prior to the effective time of the Conversion would be retired in full and automatically become the right to receive 0.2 shares of DTG common stock.

     If the Conversion is approved by the Members, you will then be asked, as shareholders of DTG, to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Plan of Merger") pursuant to which DTG would be merged with and into Dakota Telecommunications Group (Delaware), Inc., a Delaware corporation which is currently a wholly owned subsidiary of the Cooperative (the "Merger"). If the Merger is approved and consummated, each right to receive a whole share of DTG common stock issuable in the Conversion would automatically become the right to receive one share of DTG Delaware common stock.

     Details of the proposed Conversion and the proposed Merger and other important information appear in the enclosed Prospectus and Proxy/Ballot Statement, which I urge you to read carefully. Your Board of Directors has carefully reviewed the terms and conditions of the proposed Conversion and the proposed Merger, believes that they are in the best interests of the Members of the Cooperative and the shareholders of DTG and recommends that the Conversion and the Merger be approved.


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     As this is an extremely important step in the Cooperative's long history, it is very important that your vote be counted at the special meeting. I therefore urge you to complete the enclosed ballot/proxy card promptly and then return it in the enclosed postage-paid envelope. You may revoke your ballot/proxy at any time prior to its exercise, and you may attend the special meeting and vote in person, even if you have previously returned your ballot/proxy card.

     On behalf of the entire Board of Directors and management of the Cooperative, I want to thank you for your continuing support.

                                   Sincerely yours,



                                   James H. Jibben
                                   President